SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

a. Press release regarding the Company’s unaudited
consolidated financial results for the nine (9) months
ended September 30, 2016;
b. Acceptance of the resignation of Mr. Tony Tan
Caktiong as director of the Company, effective
immediately;
c. Election of Ms. Marife B. Zamora as director of the
Company to hold office effective immediately and for
the unexpired term of her predecessor in office, Mr.
Tony Tan Caktiong;
d. Acceptance of the resignation of Mr. Juan B. Santos
as nominee director of the Social Security System,
effective immediately;
e. Election of Mr. Amado D. Valdez as nominee director
of the Social Security System to hold office effective
immediately and for the unexpired term of his
predecessor in office, Mr. Juan B. Santos; and
f. Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock.

EXHIBIT 1

November 14, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2016.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

EXHIBIT 1

November 14, 2016

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2016.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

EXHIBIT 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G

D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,781 As of September 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl C. Revilla	jacabal@pldt.com.ph	8168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

EXHIBIT 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 14, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

EXHIBIT 1

PRESS RELEASE

CONSOLIDATED REVENUES FOR THE FIRST 9 MONTHS OF 2016
AT PHP125.4 BILLION, 2% LESS THAN PREVIOUS YEAR

CONSOLIDATED CORE INCOME FOR THE PERIOD AT PHP21.7 BILLION, 20% LOWER THAN 2015

EBITDA FOR THE PERIOD AT PHP45.7 BILLION, DOWN 15%;
3Q 2016 EBITDA IMPROVED VS 2Q 2016 FOR FIXED AND WIRELESS

DATA, BROADBAND AND DIGITAL PLATFORM SERVICE REVENUES REACH PHP44.6 BILLION, UP 19% FROM
PREVIOUS YEAR AND NOW 40% OF TOTAL SERVICE REVENUES (NET OF INTERCONNECTION COSTS)

NETWORK IMPROVEMENTS FOR FIXED AND MOBILE SERVICES MAKE SIGNIFICANT PROGRESS

MANILA, Philippines 14th November 2016 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first three (3) quarters of 2016 with Consolidated Revenues at Php125.4 billion, 2% less than the same period in 2015. Excluding international and national long distance (ILD and NLD), and interconnection costs, consolidated service revenues totaled Php101 billion, stable versus the same period last year. On the same basis, fixed line revenues grew by 9% to Php42.2 billion while wireless revenues declined by 6% to Php64.7 billion.

Consolidated Core Income in this period amounted to Php21.7 billion, 20% lower year on year largely due to lower EBITDA, and increased depreciation and financing costs – both arising from higher capital expenditures.

Consolidated EBITDA declined 15% to Php45.7 billion on account of lower wireless service revenues, a rise in product subsidies, content costs, and, higher provisions. EBITDA margin stood at 38% for the first nine (9) months of the year. However, 3Q2016 EBITDA margin improved to 39% versus 35% in 2Q2016.

As of end September, the Group’s Consolidated Net Debt amounted to US$2.8 billion while Net Debt to EBITDA was 2.16x. Gross Debt amounted to US$3.3 billion, 37% of which is denominated in U.S. dollars (about US$1.2 billion). Of this sum, only 11% is unhedged.

Of the US$669 million debt maturities in 2017, about US$470 million of committed refinancing facilities have already been signed while the balance of US$199 million is expected to be finalized by December this year. One third of total Gross Debt will mature from 2022 onwards.

As of end September, PLDT’s investment grade ratings remained unchanged from year-end 2015.

“This year has been a particularly challenging period for PLDT, as we grappled with both intense price competition and the continuing shift from voice/SMS services to data demand impacting adversely our wireless revenues; as well as internal adjustments in our senior ranks and in our processes which we are undertaking. All that said, our digital transformation remains on track. We remain focused on the critical initiatives that will definitively shape our businesses to the new direction where growth is driven by data and digital innovation,” said Manuel V. Pangilinan, Chairman and CEO of PLDT and Smart Communications.

Data gains in service revenue mix

The continuing shift to digital services is evident in the changing service revenue mix. Data/broadband/digital services and platforms set the pace for growth, posting Php44.6 billion in service revenues* in the first nine (9) months of this year, up 19% from 2015. This has raised its share of total service revenues to 40%, from 33% a year ago. Conversely, the share of SMS/Domestic Voice/and Others declined to 50% from 56%, while that of International Voice slipped from 11% to 10%.

And the march of data raising its share of our total service revenues continued inexorably in the third quarter; for this quarter, data accounted for 60% and 32% of fixed line and wireless service revenues, net of interconnection costs.

Fixed Line and Wireless

PLDT’s fixed line business continued on its steady growth path, generating Php46.8 billion of revenues in this period – up 7% from a year ago. The increase was driven by data and broadband which grew by 12%, generating incremental revenues of Php2.9 billion and accounting for 59% of total fixed line revenues, up from 57% in the same period last year.

Wireless services revenues declined by 8% to Php71 billion, as the 22% increase in wireless data and digital platform revenues could not fully compensate for the reductions in SMS and cellular domestic (less 15%) and international voice revenues (24% lower). Data, broadband revenues and digital platform services made up 30% of wireless revenues, up from 23% last year.

Revenues by business units

Viewed in terms of the contributions of the various business units, revenues of PLDT Home registered a 9% increase to Php24.5 billion, due largely to an 11% rise in data revenues and a 25% increase in revenues from digital services such as entertainment and home security services. Revenue growth was driven by a 16% upswing in service subscriptions while ARPU was up 4%.

The Enterprise Group comprised of PLDT Alpha and SME Nation maintained its double-digit growth, gaining revenues of Php24.4 billion during this period, up by 10%. This was due to advances in corporate data and enterprise wireless (both up 15%), ICT solutions (up 12%) and in services overseas via PLDT Global (48%).

The Consumer Wireless Business Group comprised of the mobile services of Smart and Sun posted service revenues of Php55.8 billion, or 5% lower than the previous year. Mobile internet revenues jumped 37% while wireless broadband increased 13%. However, revenues from voice and SMS services declined 15% and 14% respectively. This stemmed from a 5% reduction in subscribers count due to aggressive unlimited voice and SMS offers from competition.

Voyager Innovation, PLDT’s digital platform and services unit, generated P912 million in service revenues (including Php503 million of deconsolidated service revenues), largely on the back of its digital financial platform services.

Network Initiatives: Better coverage, higher internet speeds

Laying the foundation for its digital pivot, the Group made steady progress in rolling out its enhanced network infrastructure over the past quarter.

Smart completed the bulk of network improvement activities in the Metro Davao area which involved boosting the coverage and capacity of its mobile network, particularly its LTE or 4G and 3G wireless data services.

This was done through a combination of programs which included the installation of more base station facilities (particularly for LTE and 3G) in the integrated networks of Smart and Sun, and the deployment of low-band radio frequencies for use in LTE and 3G. Low-band frequencies such as 850 MHz cover a larger area and provides better indoor coverage than high-band frequencies. Smart is also in the process of deploying LTE using the 700 MHz frequency that it has gained access to through a co-use arrangement following the purchase of the telco business of San Miguel Corporation.

As a result, there have been major improvements in the coverage and capacity of the Smart network, leading to better quality of voice and data services in Metro Davao. The number of LTE base stations for example has more than tripled. Combined with the use of low band frequencies, this has boosted the coverage of LTE by several multiples. The indoor coverage of LTE has increased from about 10% of the service coverage area to about 66% — a significant gain given that mobile phone users tend to use data services indoors.

At the same time, as a result of capacity enhancements, the average download speeds of Smart’s 3G service in Metro Davao have increased by nearly 6 times to about 6 Mbps while that of LTE has gone up more than 4.5 times to over 17 Mbps, based on internal field tests.

Smart’s network improvement program is now being implemented in Metro Cebu and Metro Manila. This is part of the three-year network deployment plan submitted by PLDT to the National Telecommunications Commission earlier this year. Under this plan, Smart will deploy its LTE service using both existing and new spectrum to cover 95% of the country’s cities and municipalities by 2018.

Complementing the cellular roll-out is the aggressive deployment of the Smart Wifi service. In partnership with the Department of Transportation, PLDT and Smart installed this high-capacity WiFi service in 20 major airports, 2 seaports and one light rail system in various parts of the country. Each of these installations are equipped with 1 Gbps capacity to ensure a high quality of service.

As for fixed broadband, PLDT is expanding the footprint of its fiber-to-the-home (FTTH) service which now passes over 2.5 million homes in various parts of the country. This has made PLDT’s Home Fibr service available to more residences in areas such north, central and southern Luzon, parts of the Visayas and Mindanao, aside from Metro Manila. To complement this, PLDT is also deploying new technologies that boost the data capacity of copper wire facilities to fiber-like levels.

PLDT is also extending the reach and strengthening the resiliency of its fiber backbone and distribution networks. As a result, it now has over 140,000 kilometers of fiber links, the most extensive fiber infrastructure in the country.

Driving data usage and digital services

To complement its efforts to boost the coverage and capacity of its data infrastructure, PLDT is stepping up its efforts to help customers acquire the web-capable devices that can best utilize its enhanced fixed and mobile networks.

This is particularly relevant in the mobile business, as Smart accelerates the expansion of its LTE and 3G networks. It has struck partnerships with several device manufacturers to offer a wide range of LTE smartphones, from high-end devices like iPhone 7 to very affordable handsets that can utilize the 700 MHz band. New partnerships with MyPhone, Oppo, O+ USA and Starmobile will help expand the market for mid-range and very affordable LTE devices.

Smart is pairing these device offers with new data plans for postpaid. Supplementing its Giga Surf data offer for prepaid, these new postpaid plans offer as much as 10 times more data volume compared to the previous offers. Smart Bro is also offering new postpaid plans with double the data of previous data packages.

“Moving forward, we are focused on holding the line in our voice and SMS business while putting greater emphasis on driving data usage and adoption of compelling digital content and services. Rather than pursing subscriber acquisition, the emphasis is on serving and keeping quality subscribers and trying to generate more revenues from them,” said Katrina Luna-Abelarde, Smart’s Wireless Consumer Operations head.

Similarly, PLDT Home is enhancing its suite of data plans with more affordable yet powerful packages. It recently launched Plan 1899 for the Home Fibr service which offers speeds of up 50 Mbps.

This allows families to better utilize various digital services such as video streaming entertainment content from partners like iflix, Fox Networks Group, Netflix, Roku and iWant TV, as well as better home security with the video monitoring service FamCam.

“In terms of connectivity, we are building on our significant lead in rolling out fiber-to-the-home and enhanced DSL services. At the same, we continue to enrich the portfolio of digital services for the home including entertainment, home security and e-payments and e-commerce,” said Oscar Enrico A. Reyes, Jr., PLDT First Vice President and head of Home operations.

The PLDT Enterprise Business Group stepped up its digital thrust by rolling out new services and solutions. One recent addition is the suite of “SmartBus” solutions launched by PLDT SME Nation to help public transport companies track the movement of their buses in compliance with new government regulations. Other solutions enable bus operators to monitor the security of their passengers with an on-board camera, monitor real-time sales through an e-ticketing system and provide WiFi connectivity for their passengers.

Another new enterprise offering is the PLDT Unified Collaboration Solution, a cloud-based solution that enables companies to organize high-quality, secure virtual conferences for up to 100 participants with different devices – such as laptops, smartphones, tablets – using any operating system.
“We are intensifying our engagements among large enterprises by gaining a deeper understanding of their businesses and how digital services and solutions can help them gain a competitive edge. As for SMEs, we are expanding our coverage of key regions of the country to enable more entrepreneurs to give their businesses a digital edge,” said Juan Victor I. Hernandez, PLDT First Vice President and head of PLDT Alpha.

“In this highly competitive environment, we are focusing the efforts of both the consumer and enterprise businesses on delivering the best possible customer experience in ways that will improve the Group’s overall performance. We are accelerating data adoption and promoting rich content and relevant digital services in a manner beyond the traditional telco capabilities,” said Ernesto R. Alberto, PLDT Executive Vice President.

Digital platforms: Maintaining momentum

Voyager Innovations, the digital innovations arm of PLDT and Smart, continued to gain momentum as the leading platform provider of digital services for both consumers and enterprises.

Voyager’s freenet (formerly SafeZone) mobile app reached over one million downloads from Google Play Philippines. Through its sponsored data model, freenet is enabling over 70 enterprises to reach more customers.

In September, Philippine Airlines launched its PAL Online Boutique, an e-Commerce site running on the Voyager E-Commerce Marketplace solution, a cloud-hosted software as a service platform.  Voyager also became the e-Commerce partner of Cebu Pacific through the Cebu Pacific Online Shopping portal in Takatack, Voyager’s online shopping discovery platform.

In another first for digital banking, FINTQ collaborated with LANDBANK and Ritemed under the LANDBANK Mobile Loan Saver (LMLS) program, allowing borrowers to allocate a portion of their loan proceeds to buy maintenance medicines at discounted prices.

PayMaya Philippines continues to strengthen its leadership in digital financial services. The PayMaya app remains the no. 1 mobile finance app in Google Play Philippines, posting over 260% percent growth in users year-to-date, with throughput volume in the third quarter this year more than double than the previous quarter.  Last August, Paymaya introduced its bills payments feature through a partnership with Bayad Center.

PayMaya reinforced its partnership with Uber Technologies Incorporated (Uber) with new user promotions. Through a new collaboration, PayMaya is making it more convenient for Filipinos to withdraw their Paypal funds through PayMaya with reduced fees. PayMaya was recently recognized as the world’s best online payments solution by the Emerging Payments Awards.

Conclusion

“In the light of our results thus far this year, we are adjusting our projected full year EBITDA to Php60 billion, lower by Php4 billion from the previous guidance. We are making this adjustment, anticipating that while data and broadband will keep posting steady growth, toll, cellular voice and SMS revenues will, however, continue to wane,” Pangilinan said.

“We continue to pursue our network improvement program for both mobile and fixed services for which we have set aside Php48 billion this year. This initiative has produced encouraging initial results and is laying a solid foundation for our efforts to build our data and digital businesses moving forward,” Pangilinan said.

“Our Home and Enterprise Business Groups are pressing their advantage in their respective markets and will maintain their growth momentum through further innovation, particularly in the area of digital services and solutions. Our Consumer Wireless Group is making significant adjustments and is moving to capitalize on our network improvements to deliver quality service to subscribers and generate greater value for the Group,” he added.

“We expect Consolidated Core Income for 2016 to amount to Php28 billion due to the decline in EBITDA, increases in financing costs and depreciation due to higher capex, equity losses from the telco business acquired from SMC, offset by the net gain from the sale of PLDT’s 25% interest in Beacon Electric Assets Holdings.

“As we close 2016, and look to next year and beyond, I believe it is critical that PLDT establish a baseline position from which we could pivot to a higher plane in the coming years. In this regard, I would offer that this launchpad, so to speak, would be (i) underlying core profitability without exceptionals; and (ii) normalized EBITDA of PLDT. For 2016, these would be (i) Php20 billion; and (ii) Php60 billion. We shall be able to achieve escape velocity from this take off point,” Pangilinan concluded.

XXX

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at
	September 30,	As at December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property and equipment	198,495	195,782
Investments in associates and joint ventures	56,080	48,703
Available-for-sale financial investments	12,647	15,711
Investment in debt securities and other long-term investments – net of current portion	748	952
Investment properties	1,864	1,825
Goodwill and intangible assets	72,150	72,117
Deferred income tax assets – net	22,058	21,941
Derivative financial assets – net of current portion	270	145
Prepayments – net of current portion	5,517	3,475
Advances and other noncurrent assets – net of current portion	9,602	3,003

Total Noncurrent Assets	379,431	363,654

Current Assets
Cash and cash equivalents	26,395	46,455
Short-term investments	1,670	1,429
Trade and other receivables	26,138	24,898
Inventories and supplies	4,500	4,614
Current portion of derivative financial assets	198	26
Current portion of investment in debt securities and other long-term investments	253	51
Current portion of prepayments	6,094	5,798
Current portion of advances and other noncurrent assets	8,264	8,170

Total Current Assets	73,512	91,441

TOTAL ASSETS	452,943	455,095

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,504	130,517
Retained earnings (deficit)	(643)	6,195
Other comprehensive loss	(20,428)	(18,202)
Total Equity Attributable to Equity Holders of PLDT	104,531	113,608
Noncontrolling interests	294	290

TOTAL EQUITY	104,825	113,898

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at
	September 30,	As at December 31,
	2016	2015
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	128,121	143,982
Deferred income tax liabilities – net	3,586	3,704
Derivative financial liabilities – net of current portion	311	736
Customers’ deposits	2,432	2,430
Pension and other employee benefits	11,344	10,197
Deferred credits and other noncurrent liabilities	17,173	21,482

Total Noncurrent Liabilities	162,967	182,531

Current Liabilities
Accounts payable	48,495	52,679
Accrued expenses and other current liabilities	99,668	84,286
Current portion of interest-bearing financial liabilities	32,761	16,911
Provision for claims and assessments	897	897
Dividends payable	1,540	1,461
Current portion of derivative financial liabilities	483	306
Income tax payable	1,307	2,126

Total Current Liabilities	185,151	158,666
TOTAL LIABILITIES	348,118	341,197

TOTAL EQUITY AND LIABILITIES	452,943	455,095

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)
REVENUES
Service revenues	118,932	122,001	38,328	40,842
Non-service revenues	6,454	5,870	1,774	1,838

	125,386	127,871	40,102	42,680

EXPENSES
Depreciation and amortization	22,603	21,187	8,028	7,242
Compensation and employee benefits	15,078	16,376	5,014	5,061
Cost of sales	14,279	11,709	3,444	4,021
Asset impairment	12,914	2,662	2,570	955
Repairs and maintenance	11,346	11,271	3,753	3,819
Interconnection costs	7,102	7,637	2,268	2,448
Professional and other contracted services	6,689	6,049	2,316	2,076
Selling and promotions	6,441	7,379	2,194	2,322
Rent	5,124	4,704	1,713	1,685
Taxes and licenses	3,008	2,843	935	667
Insurance and security services	1,291	1,349	377	435
Communication, training and travel	1,007	995	353	349
Amortization of intangible assets	821	805	277	263
Other expenses	771	831	205	296

	108,474	95,797	33,447	31,639

	16,912	32,074	6,655	11,041

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	1,477	2,668	542	434
Interest income	743	590	271	226
Gains on derivative financial instruments – net	511	447	689	358
Foreign exchange losses – net	(1,434)	(2,523)	(1,511)	(2,084)
Financing costs – net	(5,430)	(4,550)	(1,810)	(1,613)
Other income – net	9,381	3,987	192	158

	5,248	619	(1,627)	(2,521)

INCOME BEFORE INCOME TAX	22,160	32,693	5,028	8,520
PROVISION FOR INCOME TAX	6,260	7,338	1,614	1,914

NET INCOME	15,900	25,355	3,414	6,606

ATTRIBUTABLE TO:
Equity holders of PLDT	15,865	25,339	3,402	6,610
Noncontrolling interests	35	16	12	(4)

	15,900	25,355	3,414	6,606

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	73.22	117.07	15.67	30.52
Diluted	73.22	117.07	15.67	30.52

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel No: 816-8213 Fax No: 844-9099	Tel No: 816-8024 Fax No: 810-7138	Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

EXHIBIT 2

November 14, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

EXHIBIT 2

November 14, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

EXHIBIT 2

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,781 As of September 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

EXHIBIT 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 14, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

EXHIBIT 2

11. Item 4 (Resignation and Election of Director) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 14, 2016:

1.	The Board accepted the resignation of Mr. Tony Tan Caktiong as director of the Company, effective immediately. The Board expressed their gratitude to Mr. Tan Caktiong for his invaluable contribution and wished him continued success in his other endeavours.

The resignation of Mr. Tan Caktiong is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.	The Board accepted the resignation of Mr. Juan B. Santos as nominee director of the Social Security System in the Company, effective immediately. The Board expressed their gratitude to Mr. Santos for his invaluable contribution and wished him continued success in his other endeavours.

The resignation of Mr. Santos is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

3.	As recommended by the Governance and Nomination Committee which conducted the screening process and determined that the director-nominees, Ms. Marife B. Zamora and Mr. Amado D. Valdez, possess all the qualifications and have none of the disqualifications for directorship, the Board elected Ms. Marife B. Zamora as director of the Company and Mr. Amado D. Valdez as nominee director of the Social Security System in the Company, to hold office effective immediately and for the unexpired term of their predecessors in office, Mr. Tony Tan Caktiong and Mr. Juan B. Santos, respectively.

Ms. Zamora is the Chairman of Convergys Philippines Services Corporation-BPO, a global leader in relationship management. She served as Managing Director for Asia Pacific, Europe, Middle East and Africa of Convergys Corporation from 2010 to 2013 and Vice President and Country Manager of Convergys Philippines Corporation-BPO from 2003 to 2010. Prior to that, she was the Managing Director of Headstrong Incorporated and held various sales, marketing and management positions in IBM Philippines.

Ms. Zamora is a member of the Board of Governors and Vice President of the Management Association of the Philippines, a member of the Board of Directors and Vice President of the American Chamber of Commerce of the Philippines, a member of the Steering Committee of the Integrity Initiative, and a member of the Board of Advisers of ABS-CBN Lingkod Kapamilya Foundation, Inc.

Honors recently conferred on Ms. Zamora include the Asia CEO Awards 2011 Global Filipino Executive of the Year and the ‘Go Negosyo’ 50 Inspiring Women of Passion, and the 100 Most Influential Filipino Women in the World Award from the Filipina Women’s Network.

Ms. Zamora obtained her Bachelor of Arts Degree Major in Mathematics & History from the College of the Holy Spirit and studied in the University of the Philippines and the Wharton School, University of Pennsylvania.

Mr. Amado D. Valdez is the Chairman of the Social Security Commission. He is an independent director of Radiowealth Finance Corporation.

Mr. Valdez’ stint in the national government started during the term of then President Corazon Aquino where he served as Director of the Bureau of Agrarian Legal Assistance and member of the Cabinet Assistance System. In 2001, he served as Government Corporate Counsel with the rank of Presiding Justice of the Court of Appeals. He also served as Senior Undersecretary at the Office of the President of the Philippines and concurrent Executive Director of the Presidential Commission on the Visiting Forces Agreement. Prior to this, he worked as General Attorney at the Law Center of the US Naval Base in Subic Bay and Associate of Martin, Davis & Lewis Law Firm in Los Angeles, California.

His past business, professional, and civic involvement includes holding positions such as Dean of the University of the East College of Law, President and Chairman Emeritus of the Pamantasan ng Lungsod ng Maynila and Ospital ng Maynila, President of the International Association of Constitutional Law-Philippine Branch and the Philippine Association of Law Schools, member of the Board of Trustees of the Philippine Judicial Academy and Universidad de Manila or City College of Manila, director of Philex Mining Corporation, John Hay Management Corporation and Rotary Club of Manila, among others.

Mr. Valdez obtained his Bachelor of Laws Degree from the University of the East and Bachelor of Arts Degree from Manuel L. Quezon University. He also attended special studies in International Business Law at the National University in Singapore and completed academic requirements in Master in Business Economics at University of Asia and the Pacific. He was conferred with Doctor of Humanities Degree by the Laguna State Polytechnic University and Doctor of Philosophy Degree by the Akamai University in Hawaii

4.	The Board declared a cash dividend in the total amount of 12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2016, payable on December 15, 2016 to the holder of record on November 28, 2016.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2016, which are sufficient to cover the total amount of dividends declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

November 14, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 14, 2016